Fronteer Development Group Inc.
1055 West Hastings Street
Suite 1650
Vancouver, BC
V6E 2E9
December 19, 2008
TO: EASTBOURNE CAPITAL MANAGEMENT, L.L.C.
Dear Sirs/Mesdames:
Acquisition of Aurora Energy Resources Inc. (the “Company”)
Fronteer Development Group Inc. (“Buyer”) understands that you (the “Shareholder”) are presently the beneficial holder of, or control and direct, an aggregate of      8,589,800      common shares (“Common Shares”) of the Company.
Buyer intends to make or cause a direct or indirect wholly-owned subsidiary of Buyer to make an offer (the “Offer”) to acquire all of the issued and outstanding Common Shares (other than those Common Shares owned by Buyer). In this Agreement, the Offeror means Buyer and, if a subsidiary of Buyer makes the Offer, shall include that subsidiary.
This letter agreement sets out the terms and conditions of the agreement by the Shareholder to deposit or cause to be deposited under the Offer all of the Common Shares presently held by the Shareholder together with any additional Common Shares acquired by the Shareholder following the date hereof (the “Deposited Shares”). The number of Common Shares deposited by the Shareholder shall not be less than the number of Common Shares referred to in the first paragraph of this letter agreement.
If the Offeror announces its intention to make the Offer not later than December 31, 2008 and formally commences the Offer on substantially the same terms and conditions contained in Schedule A by not later than January 30, 2009, the Shareholder hereby agrees to deposit or cause to be deposited the Deposited Shares (together with a duly completed and executed letter of transmittal and all required supporting documentation) with the depositary for the Offer (or the US forwarding agent for the Offer) at least five business days prior to the initially scheduled Expiry Time of the Offer.

The Shareholder acknowledges that the Offeror may, in its sole discretion, modify any term or condition of the Offer; provided that the Offeror may not, without the prior written consent of the Shareholder, increase the Minimum Deposit Condition (as set out in Schedule A), decrease the consideration per Common Share, decrease the number of Common Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share and/or to add additional consideration or consideration alternatives), or otherwise vary the Offer or any terms or conditions thereof (which, for greater certainty, does not include a waiver of a condition) in a manner that is adverse to the Shareholder. The Offeror covenants and agrees that if the conditions to the Offer are satisfied or waived, the Offeror will take up all Common Shares deposited under the Offer, including the Deposited Shares, on the first date upon which the Offeror is legally entitled to take up Common Shares under the Offer, and shall pay for such Common Shares, including the Deposited Shares, within three business days after take up.
From the date hereof until the termination of this letter agreement, the Shareholder shall not option, sell, assign, dispose of, pledge, create an encumbrance on, grant a security interest in or otherwise convey or transfer, and will not grant a proxy or other voting right in respect of, any Deposited Shares or any right or interest therein, or agree to do any of the foregoing, except pursuant to the Offer and the terms of this letter agreement.
Following the date of this letter agreement and prior to the public announcement by the Offeror of the Offer, the Shareholder shall not, except as required by applicable laws (which shall include for greater certainty, the filing of an updated alternative monthly report under National Instrument 62-103), directly or indirectly, disclose to any person (other than the Shareholder’s legal and financial advisors) the existence or the terms and conditions of this letter agreement, or the possibility of the Offer being made or any terms or conditions or other information concerning the Offer. The Shareholder consents to the disclosure of the substance of this letter agreement by Buyer or the Company and to its filing by Buyer or the Company to the extent required by applicable securities laws. A copy of this letter agreement may be provided by Buyer to the directors of the Company or, with the prior consent of the Buyer, not to be unreasonably withheld, by the Shareholder to the directors of the Company.
The Shareholder confirms that it has full knowledge of and access to information about the Company and its Common Shares. The Shareholder further confirms that there are no peculiar factors, including non-financial factors, that were considered relevant by the Shareholder in assessing the terms of the Offer that had the effect of reducing the consideration that otherwise would have been considered acceptable by the Shareholder. Nothing in this paragraph shall be construed as meaning or implying that the Shareholder possesses any undisclosed information relating to the Company.

The Shareholder hereby confirms, covenants and agrees that it has no agreement, commitment or understanding with Buyer in respect of the Offer except as set out in this Agreement and hereby consents to and acknowledges that it will be treated as part of the minority for purposes of any minority approval requirement under Multilateral Instrument 61-101 (or successor provisions or equivalent provisions in other jurisdictions) in any regulatory or court proceedings.
This letter agreement may be terminated, and if the Deposited Shares have been deposited to the Offer, such Deposited Shares can be withdrawn by the Shareholder, if: (i) the Offeror breaches in any material respect its obligations hereunder; or (ii) the Offer is not announced by December 31, 2008 and formally commenced by January 30, 2009; or (iii) the Offeror has not taken up and paid for the Deposited Shares by midnight (Toronto time) on March 31, 2009; or (iv) if there is a Buyer Material Adverse Effect (as defined in Schedule A). In addition, in the event that subsequent to the date hereof and prior to the time that the Deposited Shares are taken up and paid for by the Offeror, any third party announces or proposes any bona fide merger, plan of arrangement, amalgamation, business combination transaction, offer, take-over bid, share exchange or reverse take-over or other similar transaction to acquire, directly or indirectly, all of the outstanding Common Shares of the Company, or any intention to proceed with any of the foregoing (an “Acquisition Proposal”) (and for greater certainty, the third party may acquire less than all of the outstanding Common Shares of the Company pursuant to the Acquisition Proposal if the Acquisition Proposal is not accepted by all shareholders of the Company), and such Acquisition Proposal, as determined by the Shareholder, in good faith and acting reasonably, (i) is more favourable to the shareholders of the Company than the consideration payable under the Offer (taking into account all of the terms and conditions of such Acquisition Proposal, including the expected timing of completion of the transactions contemplated by such Acquisition Proposal, and the Offer (including any changes to the terms of this Offer in response to such Acquisition Proposal or otherwise), and (ii) is reasonably capable of being completed on a timely basis, taking into account all financial, legal, regulatory and other aspects of the Acquisition Proposal (a “Superior Proposal”), and the Offeror has not publicly announced its intention to amend the Offer in order to match or exceed the Superior Proposal within 3 business days of the announcement or commencement of the Superior Proposal, as applicable, then this letter agreement will terminate and if the Deposited Shares have been deposited to the Offer, such Deposited Shares can be withdrawn by the Shareholder.
This letter agreement will be governed by and construed in all respects in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and any courts competent to hear appeals therefrom.
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This letter agreement may be executed in separate counterparts, each of which will be deemed to be original and all of which taken together will be deemed to constitute one and the same instrument. This letter agreement will become effective in respect of the Shareholder when signed and delivered by the Shareholder.
Yours very truly,
FRONTEER DEVELOPMENT GROUP INC.

by	(signed) Mark O’Dea
Name: Mark O’Dea
Title: President & CEO

Accepted and agreed, this    19th    day of December, 2008.
EASTBOURNE CAPITAL MANAGEMENT, L.L.C.

by	(signed) Eric Sippel
Name: Eric Sippel
Title: COO

Schedule A
Key Terms of the Offer
All capitalized terms used but not defined in this Schedule A, shall have the meaning ascribed to them in the letter agreement to which this Schedule A is attached.

Offer Price:	0.825 of a Buyer common share for each Common Share.

Expiry Time:	The date specified in the Circular as the “Expiry Time”, as extended by the Offeror, which date shall be at least 35 days from the date of mailing of the Circular and no later than March 31, 2009.

Minimum Deposit Condition:	There shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Common Shares which (i) together with the Common Shares owned by Buyer constitutes at least 66 2/3% of the Common Shares outstanding calculated on a fully-diluted basis, and (ii) constitutes a “majority of the minority” for purposes of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

Other Conditions:	The Offer shall contain such other terms and conditions as would be typical for a transaction of this nature in the Canadian market.

Listing of Buyer Common Shares:	The Offeror shall use commercial efforts to effect the listing of the Buyer common shares to be issued pursuant to the Offer on the Toronto Stock Exchange and the NYSE Alternext at the time of issue of such shares.

Freely Tradeable Shares:	The Buyer common shares to be issued pursuant to the Offer shall be freely tradeable at the time of issue of such shares.
For purposes of the letter agreement to which this Schedule A is attached, the term “Buyer Material Adverse Effect” means:
(i) any event or development that materially adversely affects the business, affairs, properties, assets, condition (financial or otherwise), liabilities, obligations (whether absolute, accrued, conditional or otherwise), prospects or results of operations of the Buyer and the Buyer’s subsidiaries, taken as a whole, excluding any effect that results from or arises in connection with (A) changes, circumstances or conditions generally affecting the gold, silver, copper and/or uranium mining industry, except to the extent that such effect has a materially disproportionate effect on the Buyer and the subsidiaries of the Buyer taken as whole, (B) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in each case in Canada, the United States, Turkey or any foreign jurisdiction, except to the extent such effect has a materially disproportionate effect on the Buyer and the Buyer’s subsidiaries taken as a whole, relative to others in the industries in which the Buyer and any of the Buyer’s subsidiaries operate, (C) the execution and delivery of this letter agreement or the public announcement or pendency of the Offer or any of the other transactions contemplated by this letter agreement, (D) any change in the price of gold, silver, copper or uranium, (E) any change, in and of itself, in the market price, credit rating or trading volume of the Buyer’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Buyer Material Adverse Effect), (F) any change in applicable law or regulation (or authoritative interpretation thereof), except to the extent such effect has a materially disproportionate effect on the Buyer and the Buyer’s subsidiaries, taken as a whole, relative to others in the industries in which the Buyer and any of the Buyer’s subsidiaries operate, or (G) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this letter agreement; or
(ii) any event or development that materially adversely affects the ability of the Buyer to perform its obligations under this letter agreement in a timely manner.